Exhibit 99.1

HUNTER MARITIME ACQUISITION CORP.
Tower A, WangXin Building
28 Xiaoyun Rd
Chaoyang District, Beijing, 100027

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held April 23, 2019

To the Shareholders of Hunter Maritime Acquisition Corp.:

Notice is hereby given that the annual meeting of shareholders of Hunter Maritime Acquisition Corp. (the “Company”) will be held on April 23, 2019 at 10:00 a.m. Beijing time at our offices, Tower A, WangXin Building, 28 Xiaoyun Rd, Chaoyang District, Beijing, 1000027. Shareholders of record may only vote pursuant to the voting instructions set forth in the information statement and may not cast votes over the telephone. The meeting is called for the following purposes:

1.	To elect a board of five directors;

2.	To approve that the name of the Company be changed from Hunter Maritime Acquisition Corp. to "NCF Wealth Holdings Limited"; and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The close of business on March 27, 2019 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting. Our share transfer books will not be closed. A list of the shareholders entitled to vote at the meeting may be examined at our offices during the 10-day period preceding the meeting.

All shareholders are cordially invited to attend the meeting. You may obtain directions to the meeting by calling our offices at (646) 308-0546. We are not soliciting proxies in connection with this meeting. However, if you cannot attend and wish to submit a proxy, you may appoint our Chief Financial Officer as your proxy to cast votes on your behalf.

Provided that a quorum is present, the following is required in order to adopt the proposals: (1) the election of directors requires the affirmative vote of a plurality of the votes cast at the annual meeting by the shareholders entitled to vote at the annual meeting; (2) Adoption of the name change proposal requires the affirmative vote of a majority of the votes cast at the annual meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a one-third of the shares issued and outstanding. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

By Order of the Board of Directors,

/s/ Jia Sheng
Jia Sheng
Chief Executive Officer

Dated: April 8, 2019

HUNTER MARITIME ACQUISITION CORP.
Tower A, WangXin Building
28 Xiaoyun Rd
Chaoyang District, Beijing, 100027

INFORMATION STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This information statement is furnished in connection with the annual meeting of shareholders of Hunter Maritime Acquisition Corp. (the “Company,” “Hunter Maritime,” “we,” “us,” or “our”) to be held at the offices of the Company, Tower A, WangXin Building, 28 Xiaoyun Rd, Chaoyang District, Beijing, 1000027, at 10:00 a.m. Beijing time, on April 23, 2019, and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of annual meeting of shareholders. Shareholders of record may only vote pursuant to the voting instructions set forth below in the section entitled “Voting Procedures,” and may not cast votes over the telephone.

We are not soliciting proxies in connection with the annual meeting.

The approximate date on which this information statement will first be mailed or given to our shareholders is April 8, 2019.

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VOTING SECURITIES

Only holders of our Class A common stock, $0.0001 par value per share, of record at the close of business on March 27, 2019 (the “Record Date”) are entitled to vote at the annual meeting. As of the close of business on the Record Date, there were 204,041,004 shares of Class A common stock outstanding. For purposes of voting at the annual meeting, each share is entitled to one vote upon all matters to be acted upon at the annual general. The holders of one-third of the Company’s issued and outstanding capital stock and entitled to vote in person or by proxy shall constitute a quorum for the annual meeting.

The affirmative vote of a plurality of the votes cast at the annual meeting is required for the election of our directors. A “plurality of votes cast” means that nominees with the highest vote totals will be elected. The affirmative vote of a majority of the votes cast at the annual meeting is needed to approve the change of the Company’s name from Hunter Maritime Acquisition Corp. to "NCF Wealth Holdings Limited". A “for” vote by “a majority of votes cast at the annual meeting” means that a majority of the shares of Class A common stock voted were voted “for” the proposal.

VOTING PROCEDURE

Record Holders

If you are a shareholder of record (i.e., you do not hold your shares through a broker) you may vote in person at the annual meeting. We will give you a ballot when you arrive.

Street-Name Holders

If you are not a shareholder of record and you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. We are not soliciting proxies in connection with the annual meeting. However, if you cannot attend and wish to submit a proxy, you may appoint our Chief Financial Officer as your proxy to cast votes on your behalf.

IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES AS OF THE CLOSE OF BUSINESS ON MARCH 27, 2019, THE RECORD DATE FOR THE MEETING. ALSO, IF YOU WISH TO VOTE IN PERSON AT THE MEETING YOU MUST OBTAIN AND SUBMIT AT THE MEETING A "LEGAL PROXY" FROM YOUR BROKER, BANK OR OTHER NOMINEE, IN EACH CASE HAS BEEN PROPERLY APPOINTED AS PROXY FOR A REGISTERED SHAREHOLDER.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information as to the share ownership of (i) each person known by us to own beneficially more than five percent of our Class A common stock (ii) each of our directors, (iii) each of our executive officers, and (iv) our executive officers and directors as a group. Except as otherwise set forth below, the business address of each shareholder is c/o the Company, Tower A, WangXin Building, 28 Xiaoyun Rd, Chaoyang District, Beijing, 1000027.

Name of Beneficial Owner(2)	Number of Class A common stock Beneficially Owned (1)	Percentage Ownership
Zhenxin Zhang(3)	122,815,857	60.2%
Great Reap Ventures Limited (4)	103,613,734	50.8%
TMF (Cayman) Ltd.(5)	19,202,123	9.4%
Ever Step Holdings Limited(6)	17,625,804	8.6%
Highlight Limited(7)	12,114,794	5.9%
Huanxiang Li(8)	349,129	*
Jia Sheng(8)	209,477	*
Ruoshi Zhang(8)	192,021	*
Xin Li(8)	122,195	*
Li Wei(8)	78,989	*
Tao Yang	0	0
David X. Li	0	0
Kevin C. Wei	0	0
All directors and executive officers as a group (8 individuals)	951,811	*

*	Represents beneficial ownership of less than one percent of our outstanding Class A common stock.
(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares of Class A common stock beneficially owned by a person and the percentage ownership of that person, Class A common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the Record Date are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. The percentage of beneficial ownership is based on 204,041,004 shares of Class A common stock outstanding as of the Record Date.
(2)	Unless otherwise indicated, the business address of each of the individuals is Tower A, WangXin Building, 28 Xiaoyun Rd, Chaoyang District, Beijing, 100027.
(3)	Consists of shares owned by Great Reap Ventures Lmited and TMF (Cayman) Ltd.
(4)	Great Reap Ventures Limited is owned and controlled by Zhenxin Zhang.
(5)	TMF (Cayman) Ltd is owned by employees of NCF Wealth Holdings Limited and Mr. Zhenxin Zhang has voting power over the shares owned by TMF (Cayman) Ltd.
(6)	Ever Step Holdings Limited is owned and controlled by Chong Sing Holdings FinTech Group Limited, a company listed on the Hong Kong Stock Exchange with stock code 8207.
(7)	Highlight Limited is owned and controlled by Mr. Kecun Hu.
(8)	Consists of shares owned by TMF (Cayman) Ltd., which the beneficial owner can demand TMF (Cayman) Ltd. distribute to the beneficial owner at any time.

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DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about our directors and executive officers as of the Record Date.

Names(1)	Age	Position
Huanxiang Li	47	President and Director
Jia Sheng	38	Chief Executive Officer and Director
Li Wei	38	Chief Financial Officer
Xin Li	34	Chief Operating Officer
Ruoshi Zhang	38	Chief Technology Officer
Tao Yang	45	Independent Director
David X. Li	55	Independent Director
Kevin C. Wei	51	Independent Director

(1) The business address of each such person is the address of the Company, which is Tower A, WangXin Building 28 Xiaoyun Rd, Chaoyang District, Beijing, 100027.

Huanxiang Li (President)

Ms. Li has been the President and a director of NCF since 2014. Ms. Li has 15 years of experience in the financial industry. Prior to joining NCF, she was Vice-President of the United Venture Financial Guarantee Group from 2003 to 2013, President of Tianjin United Venture Capital Guarantee Co., Ltd. from 2013 to 2015, and President of Dongfang Credit Management Co., Ltd. from 2015 to 2017. Ms. Li holds an EMBA degree from the PBC School of Finance of Tsinghua University.

Jia Sheng (Chief Executive Officer)

Mr. Sheng has been the Chief Executive Officer and a director of NCF since June 2013. Mr. Sheng has 12 years of experience in the Internet and the financial industry. Prior to joining NCF Wealth Holdings, he was a Product Manager at Google China and Mountain View from June 2007 to October 2010, and a Co-founder of Yunrang (Beijing) Information Technology Co. Ltd. from November 2010 to May 2013. Mr. Sheng holds an EMBA degree from the PBC School of Finance of Tsinghua University, a Master degree in Computer Science from the University of Toronto in Canada and a Bachelor degree in Computer Science and Technology from Tsinghua University.

Li Wei (Chief Financial Officer)

Ms. Wei joined the management team of NCF in October 2014. She has 12 years of experience in auditing & consulting services and more than 12 years of management experience. Prior to joining NCF, Ms. Wei worked at KPMG from August 2002 to April 2008 and at PricewaterhouseCoopers from May 2008 to October 2014. Ms. Wei got her MBA from the School of Economics and Management of Tsinghua University. She obtained her bachelor's degree in Finance from Renmin University of China. Ms. Wei is a CICPA and an internationally registered internal auditor.

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Xin Li (Chief Operating Officer)

Ms. Li joined the management team of NCF in February 2014. She worked at China Ping An Life Insurance Co., Ltd. from September 2007 to November 2010 and China International Futures Co., Ltd. from April 2012 to January 2014. Ms. Li has more than 10 years of experience in the finance industry and is an expert in operations management, marketing, and financial product design. She holds a bachelor's degree in finance from Heilongjiang University.

Ruoshi Zhang (Chief Technology Officer)

Mr. Zhang joined the management team of NCF in May 2014. He has more than 10 years of experience in R&D management and distributed system design and development. Mr. Zhang worked at Visual China Group from October 2005 to August 2011, IFeng.com from August 2011 to August 2012 and Credit Ease from January 2013 to April 2013. Mr. Zhang specializes in the development and design of distributed storage systems, social networking sites and financial trading systems. Mr. Zhang got his bachelor’s degree from Information Engineering University.

Tao Yang (Independent Director)

Mr. Yang has been a researcher and an advisor to doctoral candidates of the Institute of Finance & Banking of the Chinese Academy of Social Sciences since August 2003. He has also been the Chief Economist of the China FinTech 50 Forum since April 2017. Mr. Yang’s main scope of research covers monetary and fiscal policies, financial markets, financial technology as well as payments and settlements. He received his PhD degree in Economics from Graduate School of Chinese Academy of Social Sciences, a master’s degree from Chinese Academy of Fiscal Sciences, and a bachelor’s degree from Nanjing University of Science and Technology.

David X. Li (Independent Director)

Mr. Li has been a professor of finance, and faculty co-director of Master of Finance (MF) program at Shanghai Advanced Institute of Finance (SAIF) since January 2018, and an associate director of Chinese Academy of Financial Research (CAFR) at Shanghai Jiaotong University since January 2018. Previously, he worked at leading financial institutions for more than two decades in the areas of new product development, risk management, asset/liability management and investment analytics. He was the chief-risk-officer for China International Capital Corporation (CICC) Ltd from May 2008 to January 2013, head of credit derivative research and analytics at Citigroup and Barclays Capital from October 2001 to April 2008, and head of modeling for AIG Investments from Jan 2012 to March 2016.

David has a PhD degree in statistics from the University of Waterloo, a Master’s degrees in economics, finance and actuarial science, and a bachelor’s degree in mathematics. Mr. Li is currently an associate editor for North American Actuarial Journal, an adjunct professor at the University of Waterloo. Mr. Li was one of the pioneers in credit derivatives. His seminal work of using copula functions for credit portfolio modeling has been widely cited by academic research, broadly used by practitioners for credit portfolio trading, risk management and rating, and well covered by media such as Wall Street Journal, Financial Times, Nikkei, CBC News.

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Kevin C. Wei (Independent Director)

Mr. Wei has been a managing partner of Fontainburg Corporation Limited, a corporate finance advisory firm, since November 2013. Mr. Wei served as chief financial officer of IFM Investments Limited (stock code: CTC), a New York Stock Exchange listed company headquartered in Beijing, from December 2007 to September 2013, and served as its director from November 2008 until December 2014. From 2006 to 2007, Mr. Wei served as the chief financial officer of a Chinese solar company listed on Nasdaq. From 1999 to 2005, Mr. Wei worked in the internal audit and risk management functions for multinational companies including LG Philips Displays International Ltd. From 1991 to 1999, Mr. Wei worked with KPMG LLP and Deloitte Touche LLP in various audit and consulting roles in the United States of America and China. Mr. Wei graduated from Central Washington University in 1991, where he received his bachelor’s degree (cum laude) with a double major in accounting and business administration.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

At the meeting, five directors will be elected by the shareholders. As provided in the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, the board of directors is divided into three classes and, after the initial term, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term in office. The five nominees for director are Huanxing Li, Jia Sheng, Tao Yang, David X. Li and Kevin C. Wei. Since we have not previously had an annual meeting ,we are asking our shareholders to elect all five directors, with Huanxing Li and Jia Sheng being in Class I, David X. Li and Tao Yang being in Class II, and Kevin C. Wei being in Class III. At annual meetings after this one, only one class will be elected at each annual meeting, such that (i) at the 2020 annual meeting Class I directors will be elected, (ii) at the 2021 annual meeting Class II directors will be elected, (iii) and at the 2022 annual meeting Class III directors will be elected. We have no reason to believe that any of the nominees will not be a candidate or will be unable to serve.

See the biographical information of each of our nominees on pages 10 to 12 of this Information Statement.

Shareholder Communications with the Board of Directors

The board of directors maintains a process for shareholders to communicate with the board. Shareholders wishing to communicate with the board or any individual director must mail a communication addressed to the board or the individual director to our board of directors, c/o Hunter Maritime Acquisition Corp., Tower A, WangXin Building, 28 Xiaoyun Rd, Chaoyang District, Beijing, 1000027. Any such communication must state the number of shares of Class A common stock beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full board of directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

Compensation of Directors and Executive Officers

For the 2018 fiscal year we paid an aggregate of approximately $450,000.00 in cash compensation and non-share-based compensation to our executive officers.

We did not pay any compensation to our directors in 2018.

Retirement Benefits

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Required Vote. The election of directors requires the affirmative vote of a plurality of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE DIRECTORS.

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PROPOSAL NO. 2

PROPOSAL TO RESOLVE AS A SPECIAL RESOLUTION THAT THE NAME OF THE COMPANY BE CHANGED FROM HUNTER MARITIME ACQUISITION CORP. TO "NCF WEALTH HOLDINGS LIMITED”.

The Company proposes to change its corporate name from “Hunter Maritime Acquisition Corp.” to “NCF Wealth Holdings Limited”.

In the judgment of the Company’s Board of Directors, the change of the Company’s corporate name is desirable to reflect that it is no longer a shell company, as it was prior to the closing of the Business Combination. The “Business Combination” refers to the merger of Hunter Maritime (BVI) Limited with and into NCF Wealth Holdings Limited, which was consummated on March 21, 2019, which resulted in NCF Wealth Holdings Limited becoming a wholly owned subsidiary of the Company.

Required Vote. Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE COMPANY CHANGING ITS NAME FROM HUNTER MARITIME ACQUISITION CORP. TO "NCF WEALTH HOLDINGS LIMITED".

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OTHER INFORMATION

Management does not know of any matters other than those stated in this information statement that are to be presented for action at the meeting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

/s/ Jia Sheng
Jia Sheng
Chief Executive Officer

Dated: April 8, 2019

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